NO ACT

PE 12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040673

Received SEC
FEB 20 2008
Washington, DC 20549

February 20, 2008

Susan I. Permut
Senior Vice President
and Deputy General Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Act: 1934
Section: 14A8
Rule:
Public
Availability: 2/20/2008

Re: EMC Corporation
Incoming letter dated December 21, 2007

Dear Ms. Permut:

This is in response to your letters dated December 21, 2007 and January 11, 2008, concerning the shareholder proposal submitted to EMC by William Steiner. We also have received letters on the proponent's behalf dated December 29, 2007 and January 14, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

EMC²
where information lives

RECEIVED

2007 DEC 26 PM 7:09

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2007

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of William Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that EMC Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareholders Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Certificate of Incorporation and by-laws." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

The Proposal may be excluded under Rule 14a-8(i)(10) because the Board of Directors of the Company (the "Board") has committed to submitting to shareholders a proposal to amend the Company's governance documents (*i.e.,* the Company's Restated Articles of Organization (the "Articles") and/or its Amended and Restated Bylaws (the "Bylaws") as appropriate) to adopt simple majority vote. Further, the Board will recommend that shareholders approve the amendments at the Company's 2008 Annual Meeting. Pursuant to Rule 14a-8(i)(10), a company may properly exclude a proposal from its proxy materials if the company has substantially implemented the proposal. In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission took the position that a shareholder proposal need only be "substantially implemented" and not "fully effected" in order to be excludable under Rule 14a-8(i)(10) and its predecessor. The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

The Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Certificate of Incorporation and by-laws." Neither the Company's Articles nor its Bylaws contain any supermajority voting provisions. Rather, the Company is subject to certain default supermajority voting provisions under Massachusetts law. Massachusetts Business Corporation Act ("MBCA") sections 9.21(5), 9.52(5), 10.03(e), 11.04(5), 12.02(e), and 14.02(e) – action on a plan of domestication, action on a plan of equity conversion, amendment of the articles of organization, sale of assets other than in the regular course of business, approval of a plan of merger or share exchange, and voluntary dissolution, respectively (the "MBCA Supermajority Provisions") – require the approval of two-thirds of all shares entitled generally to vote on the matter by the company's articles of organization, unless the articles of organization provide for a lesser percentage vote. Because the Company's Articles and Bylaws are silent as to these matters, the MBCA Supermajority Provisions currently apply to the Company.

On October 23, 2007, the Board determined to submit to shareholders for approval at the 2008 Annual Meeting amendments to the Company's governance documents to adopt simple majority vote. In addition, on November 21, 2007, the Company's Chairman, President and Chief Executive Officer issued a statement to shareholders, posted on the Company's website, stating that the Company will submit the amendments for shareholder approval at the Company's 2008 Annual Meeting. *See* http://www.emc.com/about/governance/pdf/emc-shareholder-response.pdf. A copy of the statement is attached to this letter as Exhibit B. Specifically, the statement provided that "the Board has decided to submit to shareholders for approval, at EMC's 2008 Annual Meeting, a proposal to amend EMC's governance documents to adopt simple majority vote."

In order for a public company incorporated in Massachusetts to amend its articles of organization, Section 10.03 of the MBCA requires the company's board of directors to adopt the amendments, submit them to the shareholders for approval, and notify all shareholders of the meeting at which the amendments are to be submitted for approval. As mentioned above, on October 23, 2007, the Board determined to amend the Company's governance documents to adopt simple majority vote and committed to submitting the necessary amendments to shareholders for approval at the Company's 2008 Annual Meeting. Moreover, as required by Massachusetts law, the Company intends to provide in its proxy statement notice of the 2008 Annual Meeting at which shareholders will be given the opportunity to vote on the amendments. The notice will specify that one of the purposes of the 2008 Annual Meeting is to vote on amendments to the Company's governance documents to opt out of the default MBCA Supermajority Provisions. The proxy statement will provide a summary of the amendments, including the Board's recommendation that shareholders vote "for" the amendments. Finally, the Company will submit the amendments to the Company's shareholders for approval at the Company's 2008 Annual Meeting. Thus, the Company has substantially implemented the Proposal by taking all necessary steps to fully adopt simple majority vote.

There is ample precedent for permitting a company to exclude from its proxy materials under Rule 14a-8(i)(10) a shareholder proposal requesting the elimination of the company's supermajority voting provisions where the company's board of directors has decided to approve amendments to its governance documents to adopt simple majority vote and represents that it will recommend that such amendments be adopted by shareholders at the next annual meeting. *See, e.g., The Dow Chemical Co.* (avail. Feb. 26, 2007); *Baker Hughes Inc.* (avail. Feb. 20, 2007); *Chevron Corp.* (avail. Feb. 15, 2007); *3M Co.* (avail. Feb. 15, 2007); *Int'l Business Machines Corp.* (avail. Jan. 30, 2007); *Marathon Oil Corp.* (avail. Jan. 16, 2007); *Energy East Corp.* (avail. Mar. 21, 2006) (in each case, permitting exclusion of a shareholder proposal to adopt simple majority voting because the company's board of directors approved or resolved to approve amendments to the company's governance documents implementing the proposal and committed to submitting the amendments for shareholder approval at the next annual meeting).

Because the Board has committed to amending the Company's governance documents to adopt simple majority vote and to seeking shareholder approval of the necessary amendments, and will recommend a vote in favor of the amendments, the Company has substantially implemented the Proposal, and the Proposal should be excluded under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-7254.

Sincerely,

Susan I. Permut/ABG

Susan I. Permut
Senior Vice President and Deputy General Counsel

Enclosures

cc: John Chevedden

100352724_8.DOC

EXHIBIT A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

RECEIVED
OCT 25 2007
By________

Mr. Joseph M. Tucci
Chairman of the Board
EMC Corporation (EMC)
176 South Street
Hopkinton, MA 01748

Rule 14a-8 Proposal

Dear Mr. Tucci,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner (signature)
William Steiner

10/12/07
Date

cc: Paul T. Dacier
Corporate Secretary
T: 508 435-1000
Fax: 508-497-6912
FX: 508-497-6915*

RECEIVED
10/23/07
Investor Relations

[EMC: Rule 14a-8 Proposal, October 18, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, EMC shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Certificate of Incorporation and by-laws.

This shareholder proposal topic won our 83%-support at our 2007 annual meeting. Previously a 2006 shareholders proposal for annual election of each director won our 84%-support. In response to our 84%-support a management proposal on the same topic was submitted to our vote at our 2007 annual meeting and beginning in 2008 all our directors will be elected for one-year terms. Similarly I believe that our board should now act to adopt this proposal in response to our 83%-support in 2007.

Simple majority vote also won an impressive 67% yes-vote average at 20 major companies in 2007. The Council of Institutional Investors www.cii.org formally recommends adoption of simple majority vote.

Our current supermajority vote requirements can allow a small minority to frustrate the will of our shareholder majority. For example, under a 67%-vote requirement, if our supporting vote is an overwhelming 66%-yes and only 1%-no – only 1% could force their will on our 66%-majority.

A supermajority vote requirement, like we have now, can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguable most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

To encourage our board to respond positively to our 83%-support for this topic, vote yes:

Adopt Simple Majority Vote –
Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

From: Lee_Rachel@emc.com [mailto:Lee_Rachel@emc.com]
Sent: Thursday, November 01, 2007 2:14 PM
To: olmsted7p@earthlink.net
Subject: EMC

Mr. Chevedden,

Please see the attached letter.

Regards,
Rachel Lee

Rachel C. Lee
Senior Corporate Counsel
EMC Corporation
Office of the General Counsel
176 South Street
Hopkinton, MA 01748
508-293-6158
508-497-6915 (facsimile)

EMC²
where information lives

November 1, 2007

VIA EMAIL
(olmsted7p@earthlink.net)

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

Reference is hereby made to the letter dated October 12, 2007 from Mr. William Steiner to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal"). The Proposal was submitted to EMC on October 23, 2007 with Mr. Steiner indicating that all future communications be addressed to you.

The letter does not contain appropriate verification of Mr. Steiner's beneficial ownership to prove that Mr. Steiner meets the Ownership Eligibility Requirement (as defined below) and therefore is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2008 Annual Meeting of Shareholders of the Company. Rule 14a-8(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to vote on the Proposal at the 2008 Annual Meeting for at least one year as of the date the Proposal was submitted (the "Ownership Eligibility Requirement"). The Company has not yet received the appropriate proof that Mr. Steiner meets the Ownership Eligibility Requirement and hereby requests that you furnish it no later than 14 days from the date you receive this letter in accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- if Mr. Steiner has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the required number of shares for the one-year period.

Please note that unless Mr. Steiner proves that he is eligible to submit the Proposal in accordance with Rule 14a-8(b) of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2008 Annual Meeting.

Please confirm receipt of this letter by reply e-mail to lee_rachel@emc.com. For your reference, I enclose a copy of Rule 14a-8.

If you have any questions, please do not hesitate to call me at (508) 293-6158.

Very truly yours,

Rachel C. Lee
Senior Corporate Counsel

Enclosure

cc: Mr. William Steiner

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

From: olmsted7p@earthlink.net [mailto:olmsted7p@earthlink.net]
Sent: Friday, November 09, 2007 3:56 PM
To: Lee_Rachel@emc.com
Subject: Rule 14a-8 proposal (EMC) Broker Letter

Dear Ms. Lee, Please let me know Monday whether there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 9 NOV 2007

To whom it may concern:

As introducing broker for the account of William Steiner, account number [redacted], held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4700 shares of EMC Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 3/12/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323

EXHIBIT B

A letter from EMC's Chairman, President and Chief Executive Officer

Dear Shareholders,

At EMC's 2007 Annual Meeting, shareholder proposals relating to the election of directors by majority vote and the adoption of simple majority vote received significant support. I indicated at the meeting that we would take another look at the issues raised by these two proposals and report our conclusions to you.

Over the past several months, the Corporate Governance and Nominating Committee and the Board of Directors closely reexamined the various arguments for and against the proposals as well as the views of shareholders on these topics. After taking all this into account, the Board has decided to implement both of these proposals.

1. Election of Directors by Majority Vote

   We believe that there is still uncertainty under Massachusetts law regarding changing the vote standard for director elections from a plurality standard to a majority standard and that the voting policy previously adopted by our Board largely accomplishes the same goals as a majority vote standard. We also recognize that many shareholders believe a majority vote standard would increase the Board of Directors' accountability to shareholders and provide shareholders with a more meaningful role in director elections.

   After considering all of these factors, the Board has decided to submit to shareholders for approval, at EMC's 2008 Annual Meeting, a proposal to amend EMC's governance documents to change to a majority vote standard for the election of directors.

2. Adoption of Simple Majority Vote

   We believe that the limited applicability of EMC's two-thirds vote requirement to certain fundamental decisions, including charter amendments and extraordinary transactions, serves to ensure that such changes are only made when a broad consensus of shareholders agrees that change is prudent. We also recognize that many EMC shareholders believe that eliminating supermajority requirements would provide shareholders with a greater voice in expressing their views on matters impacting EMC.

   After considering all of these factors, the Board has decided to submit to shareholders for approval, at EMC's 2008 Annual Meeting, a proposal to amend EMC's governance documents to adopt simple majority vote.

We believe these steps demonstrate our responsiveness to shareholders and our commitment to corporate governance best practices. Thank you for your continued interest in EMC.

Regards,

Joseph M. Tucci
Chairman, President and Chief Executive Officer

November 2007

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 29, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 EMC Corporation (EMC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
William Steiner

Ladies and Gentlemen:

The company December 21, 2007 no action request is incomplete. It does not state, even in any unsupported manner whatsoever, that the topic of the proposal will be completely adopted. This is the text of the proposal (bold added):

> RESOLVED, EMC shareowners urge our company to take all steps necessary, in compliance with applicable law, to **fully adopt simple majority vote requirements** in our Certificate of Incorporation and by-laws.

The company even repeats the above bold text in the body of its letter. Although the company mentions adopting simple majority vote in a number of places it never states that it will completely adopt simple majority voting. Even the exhibit letter does not clarify whether the company will or will not have completed transition to simple majority vote.

The same is true in the company mention of certain default supermajority voting provisions. The company is vague as to whether these are all the default supermajority voting provisions that need be changed. This is important because the company does ague that it is seeking substantial credit for implementing some, but not all, of this rule 14a-8 proposal.

This also puts the shareholders in the position of potentially having to address this very topic again in a 2009 rule 14a-8 proposal to complete the incomplete work the company may be doing now. Full implementation is particularly important because EMC shareholders gave 83% support to this rule 14a-8 proposal topic in 2007.

The company is further vague in not disclosing the percentage vote required for approval of its proposal. The company exhibit even expresses hesitation in adopting its own proposal by stating that its current supermajority vote requirements are "prudent."

For these reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

EMC²
where information lives

January 11, 2008

RECEIVED
2008 JAN 14 AM 11:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Supplemental Letter Regarding Shareholder Proposal of William Steiner Represented by John Chevedden*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 21, 2007, EMC Corporation (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareholder Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent"). A copy of the No-Action Request, including the Proposal text, is attached hereto as Exhibit A.

The Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Certificate of Incorporation and by-laws." The No-Action Request indicated the Company's belief that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Specifically, on October 23, 2007, the Board of Directors of the Company (the "Board") determined to submit to shareholders a proposal to amend the Company's governance documents (*i.e.*, the Company's Restated Articles of Organization (the "Articles") and/or its Amended and Restated Bylaws (the "Bylaws") as appropriate) to adopt simple majority vote. Further, on November 21, 2007, the Company's Chairman, President and Chief Executive Officer issued a statement to shareholders providing that "the Board has decided to submit to shareholders for approval, at EMC's 2008 Annual Meeting, a proposal to amend EMC's governance documents to adopt simple majority vote." *See* Exhibit A.

The Company writes supplementally to respond to correspondence dated December 29, 2007, from the Proponent regarding the No-Action Request (the "Proponent's Response"), a copy of which is attached hereto as Exhibit B. The Proponent's Response asserts that:

> [t]he [C]ompany['s] December 21, 2007 [N]o[-A]ction [R]equest is incomplete. It does not state, even in any unsupported manner whatsoever, that the topic of the [P]roposal will be completely adopted. . . . Although the [C]ompany mentions

> adopting simple majority vote in a number of places it never states that it will completely adopt simple majority voting. . . . The same is true in the [C]ompany['s] mention of certain default supermajority voting provisions. The [C]ompany is vague as to whether these are all the default supermajority provisions that need be changed.

The Proponent also expresses concern that the Company has not disclosed the "percentage vote required" for approving the Proposal, but this bears no relevance to the No-Action Request.

It is difficult to discern the basis on which the Proponent claims that the No-Action Request is "incomplete." As the Company previously noted in its No-Action Request, neither the Company's Articles nor its Bylaws contain any supermajority voting provisions. Rather, the Company is subject to specific supermajority voting requirements because, as a public company incorporated in Massachusetts, certain default supermajority voting provisions of state law apply to the Company. *See* Massachusetts Business Corporation Act ("MBCA") §§ 9.21(5), 9.52(5), 10.03(e), 11.04(5), 12.02(e), and 14.02(e) (collectively, the "MBCA Supermajority Provisions") (requiring the approval of two-thirds of all shares entitled generally to vote on the matter by the company's articles of organization, unless the articles of organization provide for a lesser percentage vote). Because the Company's Articles are silent as to these matters, the MBCA Supermajority Provisions currently apply to the Company. The MBCA Supermajority Provisions also represent all of the relevant default supermajority voting provisions under Massachusetts law.

In order for a public company incorporated in Massachusetts to amend its articles of organization (*i.e.*, to provide for a lesser percentage vote in lieu of the MBCA Supermajority Provisions), Section 10.03 of the MBCA requires the company's board of directors to adopt the amendments, submit them to the shareholders for approval, and notify all shareholders of the meeting at which the amendments are to be submitted for approval. As mentioned above, the Board has committed to seeking shareholder approval of the necessary amendments to opt out of the default MBCA Supermajority Provisions and to recommending a vote in favor of the amendments.

The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) to companies seeking to exclude a shareholder proposal requesting the elimination of the company's supermajority voting requirements where the company's board of directors has decided to approve amendments to its governance documents to adopt simple majority vote and represents that it will recommend that such amendments be adopted by shareholders at the next annual meeting. *See, e.g., The Dow Chem. Co.* (avail. Feb. 26, 2007); *Baker Hughes Inc.* (avail. Feb. 20, 2007); *3M Co.* (avail. Feb. 15, 2007); *Chevron Corp.* (avail. Feb. 15, 2007); *Int'l Bus. Machines Corp.* (avail. Jan. 30, 2007); *Marathon Oil Corp.* (avail. Jan. 16, 2007); *Energy East Corp.* (avail. Mar. 21, 2006) (in each case, permitting exclusion of a shareholder proposal to adopt simple majority voting because the company's board of directors approved or resolved to approve amendments to the company's governance documents implementing the proposal and committed to submitting the amendments for shareholder approval at the next annual meeting).

As mentioned above and as discussed in more detail in the No-Action Request, the Board determined to amend the Company's governance documents to adopt simple majority vote and committed to taking the necessary steps under Massachusetts law to obtain shareholder approval of the amendments. *See* Exhibit A. Thus, as supported by the Staff precedent cited above, the Company has substantially implemented the Proposal by taking all necessary steps to fully adopt simple majority vote under Massachusetts law, and, accordingly, the Proposal is excludable under Rule 14a-8(i)(10).

* * * *

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials for the reasons set forth above and in the No-Action Request. Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of the supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments is being mailed on this date to the Proponent. The Company hereby agrees to promptly forward to the Proponent any Staff response to this supplemental letter that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-7254.

Sincerely

Susan Permut

Susan I. Permut
Senior Vice President and Deputy General Counsel

Enclosures

cc: John Chevedden

EXHIBIT A

December 21, 2007

SEC MAIL PROCESSING
RECEIVED
DEC 26 2007
WASH, D.C. 209 SECTION

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of William Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that EMC Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareholders Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Certificate of Incorporation and by-laws." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

The Proposal may be excluded under Rule 14a-8(i)(10) because the Board of Directors of the Company (the "Board") has committed to submitting to shareholders a proposal to amend the Company's governance documents (*i.e.*, the Company's Restated Articles of Organization (the "Articles") and/or its Amended and Restated Bylaws (the "Bylaws") as appropriate) to adopt simple majority vote. Further, the Board will recommend that shareholders approve the amendments at the Company's 2008 Annual Meeting. Pursuant to Rule 14a-8(i)(10), a company may properly exclude a proposal from its proxy materials if the company has substantially implemented the proposal. In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission took the position that a shareholder proposal need only be "substantially implemented" and not "fully effected" in order to be excludable under Rule 14a-8(i)(10) and its predecessor. The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

The Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Certificate of Incorporation and by-laws." Neither the Company's Articles nor its Bylaws contain any supermajority voting provisions. Rather, the Company is subject to certain default supermajority voting provisions under Massachusetts law. Massachusetts Business Corporation Act ("MBCA") sections 9.21(5), 9.52(5), 10.03(e), 11.04(5), 12.02(e), and 14.02(e) – action on a plan of domestication, action on a plan of equity conversion, amendment of the articles of organization, sale of assets other than in the regular course of business, approval of a plan of merger or share exchange, and voluntary dissolution, respectively (the "MBCA Supermajority Provisions") – require the approval of two-thirds of all shares entitled generally to vote on the matter by the company's articles of organization, unless the articles of organization provide for a lesser percentage vote. Because the Company's Articles and Bylaws are silent as to these matters, the MBCA Supermajority Provisions currently apply to the Company.

On October 23, 2007, the Board determined to submit to shareholders for approval at the 2008 Annual Meeting amendments to the Company's governance documents to adopt simple majority vote. In addition, on November 21, 2007, the Company's Chairman, President and Chief Executive Officer issued a statement to shareholders, posted on the Company's website, stating that the Company will submit the amendments for shareholder approval at the Company's 2008 Annual Meeting. *See* http://www.emc.com/about/governance/pdf/emc-shareholder-response.pdf. A copy of the statement is attached to this letter as Exhibit B. Specifically, the statement provided that "the Board has decided to submit to shareholders for approval, at EMC's 2008 Annual Meeting, a proposal to amend EMC's governance documents to adopt simple majority vote."

In order for a public company incorporated in Massachusetts to amend its articles of organization, Section 10.03 of the MBCA requires the company's board of directors to adopt the amendments, submit them to the shareholders for approval, and notify all shareholders of the meeting at which the amendments are to be submitted for approval. As mentioned above, on October 23, 2007, the Board determined to amend the Company's governance documents to adopt simple majority vote and committed to submitting the necessary amendments to shareholders for approval at the Company's 2008 Annual Meeting. Moreover, as required by Massachusetts law, the Company intends to provide in its proxy statement notice of the 2008 Annual Meeting at which shareholders will be given the opportunity to vote on the amendments. The notice will specify that one of the purposes of the 2008 Annual Meeting is to vote on amendments to the Company's governance documents to opt out of the default MBCA Supermajority Provisions. The proxy statement will provide a summary of the amendments, including the Board's recommendation that shareholders vote "for" the amendments. Finally, the Company will submit the amendments to the Company's shareholders for approval at the Company's 2008 Annual Meeting. Thus, the Company has substantially implemented the Proposal by taking all necessary steps to fully adopt simple majority vote.

There is ample precedent for permitting a company to exclude from its proxy materials under Rule 14a-8(i)(10) a shareholder proposal requesting the elimination of the company's supermajority voting provisions where the company's board of directors has decided to approve amendments to its governance documents to adopt simple majority vote and represents that it will recommend that such amendments be adopted by shareholders at the next annual meeting. *See, e.g., The Dow Chemical Co.* (avail. Feb. 26, 2007); *Baker Hughes Inc.* (avail. Feb. 20, 2007); *Chevron Corp.* (avail. Feb. 15, 2007); *3M Co.* (avail. Feb. 15, 2007); *Int'l Business Machines Corp.* (avail. Jan. 30, 2007); *Marathon Oil Corp.* (avail. Jan. 16, 2007); *Energy East Corp.* (avail. Mar. 21, 2006) (in each case, permitting exclusion of a shareholder proposal to adopt simple majority voting because the company's board of directors approved or resolved to approve amendments to the company's governance documents implementing the proposal and committed to submitting the amendments for shareholder approval at the next annual meeting).

Because the Board has committed to amending the Company's governance documents to adopt simple majority vote and to seeking shareholder approval of the necessary amendments, and will recommend a vote in favor of the amendments, the Company has substantially implemented the Proposal, and the Proposal should be excluded under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-7254.

Sincerely,

Susan I. Permut/ABG

Susan I. Permut
Senior Vice President and Deputy General Counsel

Enclosures

cc: John Chevedden

100352724_8.DOC

EXHIBIT A

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

RECEIVED
OCT 25 2007
By__________

Mr. Joseph M. Tucci
Chairman of the Board
EMC Corporation (EMC)
176 South Street
Hopkinton, MA 01748

Rule 14a-8 Proposal

Dear Mr. Tucci,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner 10/12/07
Date

cc: Paul T. Dacier
Corporate Secretary
T: 508 435-1000
Fax: 508-497-6912
FX: 508-497-6915*

RECEIVED
Investor Relations

[EMC: Rule 14a-8 Proposal, October 18, 2007]
3 – Adopt Simple Majority Vote

RESOLVED, EMC shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Certificate of Incorporation and by-laws.

This shareholder proposal topic won our 83%-support at our 2007 annual meeting. Previously a 2006 shareholders proposal for annual election of each director won our 84%-support. In response to our 84%-support a management proposal on the same topic was submitted to our vote at our 2007 annual meeting and beginning in 2008 all our directors will be elected for one-year terms. Similarly I believe that our board should now act to adopt this proposal in response to our 83%-support in 2007.

Simple majority vote also won an impressive 67% yes-vote average at 20 major companies in 2007. The Council of Institutional Investors www.cii.org formally recommends adoption of simple majority vote.

Our current supermajority vote requirements can allow a small minority to frustrate the will of our shareholder majority. For example, under a 67%-vote requirement, if our supporting vote is an overwhelming 66%-yes and only 1%-no – only 1% could force their will on our 66%-majority.

A supermajority vote requirement, like we have now, can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguable most often used to block initiatives opposed by management but supported by most shareowners. The Goodyear vote is a perfect illustration.

To encourage our board to respond positively to our 83%-support for this topic, vote yes:

Adopt Simple Majority Vote –
Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

From: Lee_Rachel@emc.com [mailto:Lee_Rachel@emc.com]
Sent: Thursday, November 01, 2007 2:14 PM
To: olmsted7p@earthlink.net
Subject: EMC

Mr. Chevedden,

Please see the attached letter.

Regards,
Rachel Lee

Rachel C. Lee
Senior Corporate Counsel
EMC Corporation
Office of the General Counsel
176 South Street
Hopkinton, MA 01748
508-293-6158
508-497-6915 (facsimile)

EMC²
where information lives

November 1, 2007

VIA EMAIL
(*olmsted7p@earthlink.net*)

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

Reference is hereby made to the letter dated October 12, 2007 from Mr. William Steiner to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal"). The Proposal was submitted to EMC on October 23, 2007 with Mr. Steiner indicating that all future communications be addressed to you.

The letter does not contain appropriate verification of Mr. Steiner's beneficial ownership to prove that Mr. Steiner meets the Ownership Eligibility Requirement (as defined below) and therefore is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2008 Annual Meeting of Shareholders of the Company. Rule 14a-8(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to vote on the Proposal at the 2008 Annual Meeting for at least one year as of the date the Proposal was submitted (the "Ownership Eligibility Requirement"). The Company has not yet received the appropriate proof that Mr. Steiner meets the Ownership Eligibility Requirement and hereby requests that you furnish it no later than 14 days from the date you receive this letter in accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- if Mr. Steiner has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the required number of shares for the one-year period.

Please note that unless Mr. Steiner proves that he is eligible to submit the Proposal in accordance with Rule 14a-8(b) of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2008 Annual Meeting.

Please confirm receipt of this letter by reply e-mail to lee_rachel@emc.com. For your reference, I enclose a copy of Rule 14a-8.

If you have any questions, please do not hesitate to call me at (508) 293-6158.

Very truly yours,

Rachel C. Lee
Senior Corporate Counsel

Enclosure

cc: Mr. William Steiner

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance: special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?** Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

From: olmsted7p@earthlink.net [mailto:olmsted7p@earthlink.net]
Sent: Friday, November 09, 2007 3:56 PM
To: Lee_Rachel@emc.com
Subject: Rule 14a-8 proposal (EMC) Broker Letter

Dear Ms. Lee, Please let me know Monday whether there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.

Sincerely,

John Chevedden

DJF

DISCOUNT BROKERS

Date: 9 Nov 2007

To whom it may concern:

As introducing broker for the account of William Steiner, account number [redacted], held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4700 shares of EMC Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 3/12/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

EXHIBIT B

A letter from EMC's Chairman, President and Chief Executive Officer

Dear Shareholders,

At EMC's 2007 Annual Meeting, shareholder proposals relating to the election of directors by majority vote and the adoption of simple majority vote received significant support. I indicated at the meeting that we would take another look at the issues raised by these two proposals and report our conclusions to you.

Over the past several months, the Corporate Governance and Nominating Committee and the Board of Directors closely reexamined the various arguments for and against the proposals as well as the views of shareholders on these topics. After taking all this into account, the Board has decided to implement both of these proposals.

1. Election of Directors by Majority Vote

   We believe that there is still uncertainty under Massachusetts law regarding changing the vote standard for director elections from a plurality standard to a majority standard and that the voting policy previously adopted by our Board largely accomplishes the same goals as a majority vote standard. We also recognize that many shareholders believe a majority vote standard would increase the Board of Directors' accountability to shareholders and provide shareholders with a more meaningful role in director elections.

   After considering all of these factors, the Board has decided to submit to shareholders for approval, at EMC's 2008 Annual Meeting, a proposal to amend EMC's governance documents to change to a majority vote standard for the election of directors.

2. Adoption of Simple Majority Vote

   We believe that the limited applicability of EMC's two-thirds vote requirement to certain fundamental decisions, including charter amendments and extraordinary transactions, serves to ensure that such changes are only made when a broad consensus of shareholders agrees that change is prudent. We also recognize that many EMC shareholders believe that eliminating supermajority requirements would provide shareholders with a greater voice in expressing their views on matters impacting EMC.

   After considering all of these factors, the Board has decided to submit to shareholders for approval, at EMC's 2008 Annual Meeting, a proposal to amend EMC's governance documents to adopt simple majority vote.

We believe these steps demonstrate our responsiveness to shareholders and our commitment to corporate governance best practices. Thank you for your continued interest in EMC.

Regards,

Joseph M. Tucci
Chairman, President and Chief Executive Officer

November 2007

EXHIBIT B

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 29, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 EMC Corporation (EMC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
William Steiner

Ladies and Gentlemen:

The company December 21, 2007 no action request is incomplete. It does not state, even in any unsupported manner whatsoever, that the topic of the proposal will be completely adopted. This is the text of the proposal (bold added):

> RESOLVED, EMC shareowners urge our company to take all steps necessary, in compliance with applicable law, to **fully adopt simple majority vote requirements** in our Certificate of Incorporation and by-laws.

The company even repeats the above bold text in the body of its letter. Although the company mentions adopting simple majority vote in a number of places it never states that it will completely adopt simple majority voting. Even the exhibit letter does not clarify whether the company will or will not have completed transition to simple majority vote.

The same is true in the company mention of certain default supermajority voting provisions. The company is vague as to whether these are all the default supermajority voting provisions that need be changed. This is important because the company does ague that it is seeking substantial credit for implementing some, but not all, of this rule 14a-8 proposal.

This also puts the shareholders in the position of potentially having to address this very topic again in a 2009 rule 14a-8 proposal to complete the incomplete work the company may be doing now. Full implementation is particularly important because EMC shareholders gave 83% support to this rule 14a-8 proposal topic in 2007.

The company is further vague in not disclosing the percentage vote required for approval of its proposal. The company exhibit even expresses hesitation in adopting its own proposal by stating that its current supermajority vote requirements are "prudent."

For these reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Paul T. Dacier <dacier_paul@emc.com>
Assistant Secretary

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 14, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 EMC Corporation (EMC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
William Steiner

Ladies and Gentlemen:

Given a second bite at the apple, the company January 11, 2008 no action request supplement is still vague and incomplete. The company is again vague on whether it will only opt out of some of its "default supermajority voting provisions."

The company December 21, 2007 no action request did not state, even in any unsupported manner whatsoever, that the topic of the proposal will be completely adopted. This is the text of the proposal (bold added):

> RESOLVED, EMC shareowners urge our company to take all steps necessary, in compliance with applicable law, to **fully adopt simple majority vote requirements** in our Certificate of Incorporation and by-laws.

Although the company mentions adopting simple majority vote in a number of places it never states that it will completely adopt simple majority voting. Even the "Dear Shareholders" exhibit letter does not clarify whether the company will or will not have completed transition to simple majority vote.

The company is vague as to whether the specified default supermajority voting provisions are *all* the default supermajority voting provisions that need to be changed. This is important because the company does ague that it is seeking substantial credit for implementing some, but not all, of this rule 14a-8 proposal.

This also puts the shareholders in the position of potentially having to address this very topic again in a 2009 rule 14a-8 proposal to complete the incomplete work the company may be doing now. Full implementation is particularly important because EMC shareholders gave 83%-support to this rule 14a-8 proposal topic in 2007.

The company is again vague in not disclosing the percentage vote required for approval of its proposal. The company "Dear Shareholders" exhibit even expresses hesitation in adopting its own proposal by stating that its current supermajority vote requirements are "prudent."

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Paul T. Dacier <dacier_paul@emc.com>
Assistant Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: EMC Corporation
Incoming letter dated December 21, 2007

The proposal urges EMC to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in its certificate of incorporation and by-laws.

There appears to be some basis for your view that EMC may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that EMC will provide shareholders at EMC's 2008 Annual Meeting with an opportunity to approve amendments to "opt out" of the default supermajority provisions of the Massachusetts Business Corporation Act. Accordingly, we will not recommend enforcement action to the Commission if EMC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Craig Slivka
Attorney-Adviser

END